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                              April 27, 2020

       Gary Wilcox
       Chief Executive Officer
       Cocrystal Pharma, Inc.
       19805 N. Creek Parkway
       Bothell, WA 98011

                                                        Re: Cocrystal Pharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 17,
2020
                                                            File No. 333-237738

       Dear Mr. Wilcox:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Description of Capital Stock, page 2

   1. Please revise the prospectus to provide a description of the units. Refer to Item 9 of Form
                                                        S-3 and Item 202 of
Regulation S-K.
       Incorporation of Certain Information by Reference, page 10

   2. We note that you have not incorporated by reference all applicable Exchange Act filings made prior to the
effective date of the registration statement. Please revise to incorporate by reference your
Current Reports on Form 8-K filed on January 29, 2020, January 31,
                                                        2020, February 24,
2020, March 4, 2020, March 13, 2020, April 20, 2020 and April 22,
                                                        2020. For guidance,
please refer to Item 12(a)(2) of Form S-3 and Question 123.05 of the
                                                        Securities Act Forms
Compliance and Disclosure Interpretations.
 Gary Wilcox
Cocrystal Pharma, Inc.
April 27, 2020
Page 2
3. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference certain Part
         III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to
         Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.
Exhibit 3.1   Certificate of Incorporation, as amended, page II-2

4. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Exhibit 5.1   Legal Opinion, page II-2

5. Please have counsel revise the opinion to opine that the warrants will be binding
FirstName LastNameGary Wilcox
       obligations of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No.
Comapanyand that the unitsPharma, binding obligations of the company in accordance with
       19, NameCocrystal will be Inc.
April 27, 2020 II.B.1.h of Staff Legal Bulletin No. 19.
       Section Page 2
FirstName LastName
 Gary Wilcox
FirstNamePharma, Inc.
Cocrystal LastNameGary Wilcox
Comapany NameCocrystal Pharma, Inc.
April 27, 2020
April 3 2020 Page 3
Page 27,
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Irene Paik at (202) 551-6553 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Michael D. Harris, Esq.